SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Monster Worldwide, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

611742107
(CUSIP Number)

Marshall Anstandig

MediaNews Group, Inc.

101 W. Colfax Avenue, Suite 1100

Denver, Colorado 80202

(408) 920-5999

with a copy to:

Eleazer Klein, Esq.

Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 611742107	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON MNG ENTERPRISES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,300,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,300,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,300,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 611742107	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON MEDIANEWS GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 611742107	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON STRATEGIC INVESTMENT OPPORTUNITIES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,300,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,300,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,300,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 611742107	SCHEDULE 13D/A	Page 5 of 11 Pages

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on September 14, 2016 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed with the SEC on September 30, 2016 (“Amendment No. 2,”; this Amendment No. 3 together with Amendment No. 1, Amendment No. 2, and the Original Schedule 13D, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Monster Worldwide, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 2, 4, 5, 6 and 7 as set forth below.

This Amendment No. 3 constitutes an “exit filing” with respect to MediaNews Group, Inc., whose beneficial ownership interest dropped below the 5.0% reporting threshold as a result of an internal restructuring (the “Internal Restructuring”) amongst the Reporting Persons and affiliates of the Reporting Persons. In addition, MNG Enterprises, Inc. and Strategic Investment Opportunities LLC are being added as “Reporting Persons” to this Schedule 13D, as they may be deemed to beneficially own over 5% of the Common Stock outstanding as a result of the Internal Restructuring.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is filed by: (i) MediaNews Group, Inc., a Delaware corporation (“MNG”), (ii) MNG Enterprises, Inc. a Delaware corporation (“MNG Enterprises”), and (iii) Strategic Investment Opportunities LLC (“Opportunities,” and together with MNG, the “Reporting Persons”).

Set forth in the attached Schedule A and incorporated herein by reference is a listing of the information, including name, principal place of business, and citizenship, concerning each executive officer and director of the Reporting Persons and concerning each executive officer and director of each person that may be deemed to be in control of or ultimately controlling the Reporting Person (collectively, the “Covered Persons”) as required by Instruction C of Schedule 13D.

(b) The business address of each of the Reporting Persons is 101 W. Colfax Avenue, Suite 1100, Denver, Colorado, 80202.

(c) The principal business of MNG is to offer multiplatform media publishing to the general public. The principal business of Opportunities is investing in securities and related instruments. The principal business of MNG Enterprises is to serve as the direct parent company and manager of MNG and the ultimate parent of Opportunities.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any Covered Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any Covered Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 611742107	SCHEDULE 13D/A	Page 6 of 11 Pages

(f) Each of MNG and MNG Enterprises is a Delaware corporation. Opportunities is a Delaware limited liability company. The citizenship of each Covered Person is set forth on Schedule A and incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 20, 2016, the Reporting Persons completed the Internal Restructuring as described in the explanatory note to this Amendment No. 3. In connection with the Internal Restructuring, Opportunities was formed for the purposes of holding MNG Enterprises’s interests in the Issuer, and MNG transferred 10,300,000 shares of Common Stock to Opportunities. As the ultimate parent of Opportunities and the direct parent of MNG, MNG Enterprises may be deemed to beneficially own such shares of Common Stock held by Opportunities and MNG.

In addition, on October 21, 2016, MNG announced that Opportunities intended to launch a cash tender offer for up to 8,925,815 shares of the Common Stock at a price of $3.70 per share (the “MNG Tender Offer”). The number of shares that Opportunities intends to offer to purchase in the MNG Tender Offer represents approximately 10% of the outstanding shares of the Common Stock. The MNG Tender Offer will be open to all stockholders of the Issuer.

After giving effect to the MNG Tender Offer, assuming the purchase of 100% of the Common Stock sought in the MNG Tender Offer, the Reporting Persons are expected to beneficially own 19,225,815 shares of the Common Stock, representing approximately 21.5% of the outstanding shares of Common Stock. The MNG Tender Offer will not be subject to a financing condition, however, it will be subject to certain other conditions, including the termination of both Randstad’s Tender Offer and Merger Agreement.

The Reporting Persons will continue to evaluate their position in the Issuer. After the consummation of the MNG Tender Offer, the Reporting Persons may purchase additional securities of the Issuer, and each Reporting Person, at any time and from time to time after the termination of the MNG Tender Offer, may (i) acquire additional securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, or (iii) enter into derivative transactions to hedge the risk of some or all of its positions in securities of the Issuer, depending upon an ongoing evaluation of its investment in such securities, prevailing market conditions, other investment opportunities, the Issuer’s financial position and strategic direction, the Issuer’s response to the actions suggested previously by the Reporting Persons and/or other investment considerations.

Additionally, the Reporting Persons reserve the right to, and may in the future, among other actions, engage in an action that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 611742107	SCHEDULE 13D/A	Page 7 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 10,300,000 shares of Common Stock, constituting approximately 11.5% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 89,258,147 shares of Common Stock outstanding as of October 14, 2016, as reported in the Issuer’s Consent Revocation Statement filed on Schedule 14A, filed with the SEC on October 18, 2016.

(b) Opportunities has the shared power to vote or to direct the vote or dispose or to direct the disposition of 10,300,000 shares of Common Stock. As a result of its direct control over MNG and indirect control over Opportunities, MNG Enterprises has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 10,300,000 shares of Common Stock.

(c) Other than the Internal Restructuring in which 10,300,000 shares of Common Stock were transferred from MNG to Opportunities, there have been no transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 2.

(e) October 20, 2016. This Amendment No. 3 constitutes an “exit filing” with respect to MNG.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
4	Joint Filing Agreement, dated October 24, 2016.

CUSIP No. 611742107	SCHEDULE 13D/A	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 24, 2016

MNG ENTERPRISES, INC.

By:	/s/ Marshall Anstandig
Name: Marshall Anstandig
Title: Authorized Signatory

MEDIANEWS GROUP, INC.
By:	MNG Enterprises, Inc., its parent

By:	/s/ Marshall Anstandig
Name: Marshall Anstandig
Title: Authorized Signatory

STRATEGIC INVESTMENT OPPORTUNITIES LLC
By:	MNG Investment Holdings LLC, its managing member
By:	MNG Enterprises, Inc., its managing member

By:	/s/ Marshall Anstandig
Name: Marshall Anstandig
Title: Authorized Signatory

CUSIP No. 611742107	SCHEDULE 13D/A	Page 9 of 11 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS OF THE COVERED PERSONS

Set forth below are the names, citizenship and principal occupation or employment of the executive officers and directors of the Covered Persons, including Alden Global Capital LLC, a Delaware limited liability company (“Alden”), which may be deemed to exercise “control” (as used in Rule 13d under the Securities Exchange Act of 1934) over the Reporting Persons. Except as otherwise noted below, the business address of each such Executive Officer and Director of each of the Reporting Persons is c/o 101 W. Colfax Avenue, Suite 1100, Denver, Colorado, 80202 and of Alden and each such Executive Officer and Director of Alden is c/o 885 Third Avenue, 34th Floor, New York, NY 10022. Each of the Executive Officers and Directors of each of the Reporting Persons are United States citizens, and, except as otherwise noted below, each of the Executive Officers and Directors of Alden are United States citizens.

OPPORTUNITIES

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Executives

Marshall Anstandig(1)	Senior Vice President, General Counsel and Secretary
Michael Koren	Senior Vice President, Chief Financial Officer

MNG

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Board of Directors

Maz Akram	Director
Heath Freeman	Director
R. Joseph Fuchs	Director
Christopher Minnetian	Director
Martin Wade	Director

Executives

Marshall Anstandig(1)	Senior Vice President, General Counsel and Secretary
Joseph Anto	Senior Vice President, Strategy
Michael Koren	Senior Vice President, Chief Financial Officer
Steven Rossi	Chief Executive Officer

(1) The business address of Mr. Anstandig is c/o Digital First Media, 4 North 2nd Street, Suite 800, San Jose, CA 95113.

CUSIP No. 611742107	SCHEDULE 13D/A	Page 10 of 11 Pages

MNG ENTERPRISES

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Board of Directors

Maz Akram	Director
Heath Freeman	Director
R. Joseph Fuchs	Director
Christopher Minnetian	Director
Martin Wade	Director

Executives

Marshall Anstandig(1)	Senior Vice President, General Counsel and Secretary
Joseph Anto	Senior Vice President, Strategy
Michael Koren	Senior Vice President, Chief Financial Officer
Steven Rossi	Chief Executive Officer

(1) The business address of Mr. Anstandig is c/o Digital First Media, 4 North 2nd Street, Suite 800, San Jose, CA 95113.

ALDEN

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Heath Freeman	President and Director
Joshua Kleban(2)	Chief Financial Officer
Michael Monticciolo	Chief Legal Officer and Chief Compliance Officer
Randall Smith	Chief of Investments
Jason Pecora	Chief Operating Officer

(2) In addition to being a United States citizen, Mr. Kleban is also a citizen of Canada.

CUSIP No. 611742107	SCHEDULE 13D/A	Page 11 of 11 Pages

EXHIBIT 4

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: October 24, 2016

MNG ENTERPRISES, INC.

By:	/s/ Marshall Anstandig
Name: Marshall Anstandig
Title: Authorized Signatory

MEDIANEWS GROUP, INC.
By:	MNG Enterprises, Inc., its parent

By:	/s/ Marshall Anstandig
Name: Marshall Anstandig
Title: Authorized Signatory

STRATEGIC INVESTMENT OPPORTUNITIES LLC
By:	MNG Investment Holdings LLC, its managing member
By:	MNG Enterprises, Inc., its managing member

By:	/s/ Marshall Anstandig
Name: Marshall Anstandig
Title: Authorized Signatory